Contact

www.linkedin.com/in/andrew-sloan-7b27862b6 (LinkedIn)

Top Skills

JavaScript

Administration

Software Development

Andrew Sloan

Senior Staff Software Engineer at Vantiva

Crumlin, Northern Ireland, United Kingdom

Experience

Vantiva

Senior Staff Software Engineer

January 2024 - Present (10 months)

Carrick Rangers

Secretary

July 2018 - Present (6 years 4 months)

CommScope

4 years 10 months

Senior Staff Software Engineer

November 2023 - January 2024 (3 months)

Staff Software Engineer

April 2019 - November 2023 (4 years 8 months)

ARRIS

2 years 10 months

Staff Software Engineer

April 2018 - April 2019 (1 year 1 month)

Senior Software Engineer

July 2016 - April 2018 (1 year 10 months)

Pace

3 years 2 months

Software Engineer

January 2015 - July 2016 (1 year 7 months)

Graduate Software Engineer

June 2013 - January 2015 (1 year 8 months)

Yelo

Placement Software Engineer

August 2010 - June 2011 (11 months)

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Education

Ulster University
Bachelor of Science - BS, Computer Science · (2008 - 2012)

Carrickfergus Grammar School
· (2001 - 2008)